Additional QNASL® (beclomethasone dipropionate) Nasal Aerosol Data to be Presented at Annual Allergy Meeting

Data to be Presented Regarding Impact on Sleep Quality and Nasal Symptom Relief at 24 Hours Post
Dose in Patients with Seasonal and Perennial Allergic Rhinitis

Jerusalem, February 22, 2013 – Teva Pharmaceutical Industries Ltd. announced today that additional data analyzed from the Phase III clinical program for QNASL® (beclomethasone dipropionate) Nasal Aerosol will be presented at the 2013 Annual Meeting of the American Academy of Allergy, Asthma and Immunology (AAAAI) in San Antonio, Texas on February 22-26, 2013. QNASL® is a nonaqueous or “dry-mist” nasal aerosol corticosteroid that treats seasonal and year-round nasal allergy symptoms in adults and adolescents 12 years of age and older.

Data will be presented at the meeting regarding the efficacy of QNASL® in treating the symptoms associated with seasonal and perennial allergic rhinitis (SAR and PAR), including the drug’s potential quality of life benefits and sleep quality improvement. Furthermore, the data also demonstrated nasal symptom relief in patients with SAR and PAR who received treatment with QNASL® 24 hours after dosing.

On March 23, 2012, the U.S. Food and Drug Administration (FDA) approved QNASL®. The product became available by prescription in April 2012, making it the first marketed nonaqueous or “dry-mist” nasal aerosol product in a category that reports annual sales of $2.5 billion. QNASL® is delivered as a once-daily, nonaqueous aerosol that uses an environmentally friendly propellant (HFA) and contains a built-in dose counter.

“These studies are important because the impact of allergic rhinitis on a patient’s quality of life is significant. Nasal allergies are often associated with burdensome symptoms such as nasal congestion, sneezing, and itchy and runny nose, which may contribute to disrupted sleep and impaired daytime activities,” said Dr. Eli Meltzer, Senior Associate, Allergy & Asthma Medical and Research Center, A.P.C. and Clinical Professor, Department of Pediatrics, Division of Allergy and Immunology, University of California, San Diego. “These findings reinforce the efficacy of QNASL® to treat nasal symptoms and to provide sustained relief from burden of allergic rhinitis.”

The following QNASL® data will be presented during poster sessions on Sunday, February 24 from 9:45 – 10:45 a.m. (CST) in Hall C (street level) of the Henry B. Gonzalez Convention Center at the AAAAI Annual Meeting:

•	#P409: Improvement of Nasal Congestion and Sleep Quality Following Once-Daily Treatment with Beclomethasone Dipropionate Nasal Aerosol in Patients with Seasonal Allergic Rhinitis

•	#P413: Once-Daily Treatment with Beclomethasone Dipropionate Nasal Aerosol Provides Long-Term and Sustained 24-Hour Nasal Symptom Relief in Patients with Perennial Allergic Rhinitis

•	#P414: Once-Daily Treatment with Beclomethasone Dipropionate Nasal Aerosol Effectively Improves the Symptom of Itchy Ear or Palate Associated with Seasonal Allergic Rhinitis

•	#P415: Once-Daily Treatment with Beclomethasone Dipropionate Nasal Aerosol 320 mg Provides 24-Hour Nasal Symptom Relief in Patients with Seasonal Allergic Rhinitis

•	#P144: QNASL® (beclomethasone dipropionate) Nonaqueous Nasal Aerosol Delivers Softer Sprays Than Aqueous Flonase®, Nasacort AQ®, and Nasonex®

“The data to be presented at AAAAI further explored the safety and efficacy of QNASL® and demonstrated its ability to benefit patients suffering from seasonal and year-round nasal allergies,” said Tushar Shah, MD, Senior Vice President, Teva Global Respiratory Research and Development. “Teva Respiratory is committed to offering patients treatment options that deliver continued relief of bothersome nasal allergy symptoms and help improve their quality of life.”

ABOUT ALLERGIC RHINITIS
Allergic rhinitis (AR) is a chronic inflammatory disease characterized by symptoms such as sneezing, nasal itch, runny nose and nasal congestion. For many AR patients, nasal congestion or a stuffy nose may be the most frequent and bothersome symptom. According to a recent survey, patients suffer considerable discomfort during allergy attacks, such that nearly two out of five (38 percent) said their discomfort was not tolerable without relief. Based on the available evidence, intranasal corticosteroids are the most effective treatment options for patients with AR.

According to the American Academy of Allergy, Asthma and Immunology (AAAAI), the prevalence of AR in the U.S. has increased during the past three decades; it is recently estimated at 20 percent in the general adult and adolescent populations. Of those Americans affected with AR, approximately 20 percent have SAR, 40 percent have perennial allergic rhinitis (PAR) and 40 percent have a combination of the two (i.e., PAR with seasonal exacerbation) depending on the allergen sensitivity. Because of its prevalence and health effect, AR is associated with considerable direct and indirect costs. An estimate of $11.2 billion in healthcare costs, 12 million physician office visits, 2 million days of school absences and 3.5 million lost work days per year are attributed to AR. In addition, the presence of co-morbidities such as asthma and sinusitis further increase AR-related treatment costs.

About QNASL® (BECLOMETHASONE DIPROPIONATE)
QNASL® Nasal Aerosol is a prescription corticosteroid medication that treats seasonal nasal and year-round nasal allergy symptoms in adults and adolescents 12 years of age and older. It is administered as a nonaqueous or “dry-mist” spray delivered by hydrofluoroalkane (HFA), an environmentally friendly propellant. QNASL® (beclomethasone dipropionate) Nasal Aerosol contains beclomethasone dipropionate, which is a man-made (synthetic) corticosteroid. Corticosteroids are natural substances found in the body that reduce inflammation. When QNASL® (beclomethasone dipropionate) Nasal Aerosol is sprayed into the nose, it helps reduce the nasal symptoms of allergic rhinitis (inflammation of the lining of the nose), such as stuffy nose, runny nose, itching and sneezing. It is not known whether QNASL® (beclomethasone dipropionate) Nasal Aerosol is safe and effective in children under 12 years of age.

IMPORTANT SAFETY INFORMATION
In clinical studies, nosebleeds and nose ulcers were more common in patients treated with QNASL Nasal Aerosol than patients who received placebo. Some nosebleeds were more severe in patients treated with QNASL Nasal Aerosol than in patients who received placebo. Tell your healthcare provider if you start to have nosebleeds or nasal ulcers after using QNASL® Nasal Aerosol.

Thrush (Candida), a fungal infection in your nose, mouth, or throat may occur. Tell your healthcare provider if you have any redness or white colored patches in your mouth or throat.

You should avoid using QNASL® Nasal Aerosol until your nose is healed if you have a sore in your nose, you have had recent surgery on your nose or if your nose has been injured, because QNASL® Nasal Aerosol may cause slow wound healing.

Some people who use corticosteroids may have eye problems such as increased pressure in the eye (glaucoma) or cataracts. If you have a history of glaucoma or cataracts or have a family history of eye problems, you should have regular eye exams while you use QNASL® Nasal Aerosol.

Serious allergic reactions can happen in people taking QNASL® Nasal Aerosol. Stop using QNASL® Nasal Aerosol and call your healthcare provider right away or get emergency help if you experience shortness of breath or trouble breathing, skin rash, redness, swelling, severe itching, or swelling of your lips, tongue or face.

People are more likely to get infections if they have immune system problems or use drugs, including corticosteroids, which may weaken the body’s ability to fight infections. Avoid contact with people who have infections like chickenpox or measles while using QNASL® Nasal Aerosol.
Speak to your healthcare provider before using QNASL® Nasal Aerosol if you have tuberculosis or untreated fungal, bacterial, or viral infections, or eye infections caused by herpes. Symptoms of an infection include: fever, pain, aches, chills, feeling tired, nausea and vomiting.

A condition in which the adrenal glands do not make enough steroid hormones may occur. Symptoms can include tiredness, weakness, dizziness, nausea and vomiting. Tell your healthcare provider if you experience these symptoms.

Children taking QNASL® (beclomethasone dipropionate) Nasal Aerosol should have their growth checked regularly, since corticosteroids may slow growth in children.

The most common side effects with QNASL® Nasal Aerosol are nasal discomfort, nosebleeds, and headache.

Tell your healthcare provider if you have any side effect that bothers you or that does not go away.

These are not all of the possible side effects of QNASL® (beclomethasone dipropionate) Nasal Aerosol. For more information, ask your healthcare provider or pharmacist.

You are encouraged to report negative side effects of prescription drugs to the FDA. Visit www.fda.gov/medwatch, or call 1-800-FDA-1088.

Visit http://qnasl.com/Content/pdf/pi.pdf for full prescribing information.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $20.3 billion in net revenues in 2012.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition for our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our innovative R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix®, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel (including Cephalon employees) or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2012 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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